                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1 )

                        Streicher Mobile Fueling, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   862924107
--------------------------------------------------------------------------------
                                (CUSIP Number)


                                 Damarie Cano
                             8567 Coral Way, #138
                             Miami, Florida 33155
                                (305) 228-3020
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 July 6, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Subject 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 862924107

------------------------------------------------------------------------------
 1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

      Active Investors II, Ltd.
------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC Use Only


------------------------------------------------------------------------------
 4    Source of Funds

      WC
------------------------------------------------------------------------------
 5 Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    Citizenship or Place of Organization

      Florida
------------------------------------------------------------------------------
                     7    Sole Voting Power

     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                     8    Shared Voting Power
   BENEFICIALLY

     OWNED BY             1,083,526
                   -----------------------------------------------------------
       EACH          9    Sole Dispositive Power

    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                     10   Shared Dispositive Power
       WITH
                          1,083,526
------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person


      1,083,526
------------------------------------------------------------------------------
12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      [X]
------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      15.0%
------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      PN
------------------------------------------------------------------------------

CUSIP No. 862924107

------------------------------------------------------------------------------
 1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

      Active Investors III, Ltd.
------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group                 (a) [X]
                                                                       (b) [_]
------------------------------------------------------------------------------
 3    SEC Use Only

------------------------------------------------------------------------------
 4    Source of Funds

      WC
------------------------------------------------------------------------------
 5 Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    Citizenship or Place of Organization

      Florida
------------------------------------------------------------------------------
                     7    Sole Voting Power

     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                     8    Shared Voting Power
   BENEFICIALLY

     OWNED BY             1,083,526
                   -----------------------------------------------------------
       EACH          9    Sole Dispositive Power

    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                     10   Shared Dispositive Power
       WITH
                          1,083,526
------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,083,526
------------------------------------------------------------------------------
12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares    [X]

------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      15.0%
------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      PN
------------------------------------------------------------------------------

CUSIP No. 862924107


-------------------------------------------------------------------------------
      1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

            Fundamental Management Corporation
-------------------------------------------------------------------------------
      2     Check the Appropriate Box if a Member of a Group      (a)   [X]
                                                                  (b)   [_]

-------------------------------------------------------------------------------
      3     SEC Use Only

-------------------------------------------------------------------------------
      4     Source of Funds

            N/A
-------------------------------------------------------------------------------
      5 Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

-------------------------------------------------------------------------------
      6     Citizenship or Place of Organization

            Florida
-------------------------------------------------------------------------------
                              7    Sole Voting Power
         NUMBER OF
          SHARES                   None
       BENEFICIALLY         ---------------------------------------------------
         OWNED BY             8    Shared Voting Power
           EACH
         REPORTING                 2,167,052
          PERSON            ---------------------------------------------------
           WITH               9    Sole Dispositive Power

                                   None
                            ---------------------------------------------------
                              10   Shared Dispositive Power

                                   2,167,052
-------------------------------------------------------------------------------
     11     Aggregate Amount Beneficially Owned by Each Reporting Person

            2,167,052
-------------------------------------------------------------------------------
     12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        [X]

-------------------------------------------------------------------------------
     13     Percent of Class Represented by Amount in Row (11)

            30.1%
-------------------------------------------------------------------------------
     14     Type of Reporting Person (See Instructions)

            CO
-------------------------------------------------------------------------------

CUSIP No. 862924107


-------------------------------------------------------------------------------
      1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

               C. Rodney O'Connor
-------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group (a)      [X]
                                                                (b)      [_]

-------------------------------------------------------------------------------
      3        SEC Use Only

-------------------------------------------------------------------------------
      4        Source of Funds

               PF
-------------------------------------------------------------------------------
      5        Check box if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)                                     [_]

-------------------------------------------------------------------------------
      6        Citizenship or Place of Organization

               U.S.A.
-------------------------------------------------------------------------------
                              7    Sole Voting Power
         NUMBER OF
          SHARES                   1,120,027
       BENEFICIALLY           -------------------------------------------------
         OWNED BY              8   Shared Voting Power
           EACH
         REPORTING                 None
          PERSON              -------------------------------------------------
           WITH                9   Sole Dispositive Power

                                   1,120,027
                              -------------------------------------------------
                              10   Shared Dispositive Power

                                   None
-------------------------------------------------------------------------------
     11        Aggregate Amount Beneficially Owned by Each Reporting Person

               1,120,027
-------------------------------------------------------------------------------
     12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                         [X]

-------------------------------------------------------------------------------
     13        Percent of Class Represented by Amount in Row (11)

               15.5%
-------------------------------------------------------------------------------
     14        Type of Reporting Person (See Instructions)

               IN
-------------------------------------------------------------------------------

Item 1.    Security and Issuer.

     This Amendment No. 1 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on May 22, 2001 (the "Original Filing"), and relates to the common stock, $.01 par value per share (the "Common Stock"), of Streicher Mobile Fueling, Inc., a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 800 W. Cypress Creek Road, Suite 580, Fort Lauderdale, Florida 33309.

Item 2.    Identity and Background.

     The information contained in Item 2 of the Original Filing is hereby amended as follows:

     This Amendment No. 1 to Schedule 13D is filed by each of Active Investors II, Ltd., a Florida limited partnership("Active II"), Active Investors III, Ltd., a Florida limited partnership ("Active III"), Fundamental Management Corporation, a Florida corporation ("Fundamental") and C. Rodney O'Connor ("O'Connor," and together with Active II, Active III and Fundamental, the "Reporting Persons"). The principal business address for each of Active II, Active III and Fundamental is 8567 Coral Way, #138, Miami, Florida 33155. Mr. O'Connor residence address is 262 Cordova Road, West Palm Beach, Florida 33401. Active II and Active III are private investment funds. Fundamental is the sole general partner of Active II and Active III, which is its principal business. Mr. O'Connor's principal occupation is financial services and the name and principal business address where he is employed is Cameron Associates, 640 Fifth Avenue, Suite 1500, New York, New York 10019. Mr. O'Connor is a citizen of the United States.

     During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

     The information contained in Item 3 of the Original Filing is hereby supplemented as follows:

     On April 19, 2001, each of Active II and Active III made loans to the Issuer in the amounts of $362,500, respectively. In consideration for the loans, the Issuer issued Convertible Subordinated Promissory Notes (the "April Active Notes") to each of Active II and Active III for the principal amount of the loans. Each of the April Active Notes were convertible at any time, at the option of Active II or Active III, respectively, into shares of Common Stock. In accordance with the provisions of the April Active Notes, the Issuer issued 3,846, 4,851, 4,482, and 732 shares of Common Stock to each of Active II and Active III on July 1, 2001, October 9, 2001, January 22, 2002, and February 19, 2002, respectively, in lieu of making quarterly interest payments in cash. On January 15, 2002, each of Active II and Active III converted the April Active Notes into 292,339 shares of Common Stock at $1.24 per share. Each of Active II and Active III used working capital to acquire the April Active Notes.

     On July 6, 2001, each of Active II and Active III made loans to the Issuer in the amounts of $150,000, respectively. In consideration for the loans, the Issuer issued Convertible Subordinated Promissory Notes (the "July Active Notes") to each of Active II and Active III for the principal amount of the loans. Each of the July Active Notes were convertible at any time, at the option of Active II or Active III, respectively, into shares of Common Stock. In accordance with the provisions of the July Active Notes, the Issuer issued 2,023, 1,855, and 303 shares of Common Stock to each of Active II and Active III on October 9, 2001, January 22, 2002, and February 19, 2002, respectively, in lieu of making quarterly interest payments in cash. On January 15, 2002, each of Active II and Active III converted the July Active Notes into 120,968 shares of Common Stock at $1.24 per share. Each of Active II and Active III used working capital to acquire the July Active Notes.

     On September 20, 2001, each of Active II and Active III made loans to the Issuer in the amounts of $200,000, respectively. In consideration for the loans, the Issuer issued Convertible Subordinated Promissory Notes (the "September Active Notes") to each of Active II and Active III for the principal amount of the loans. Each of the September Active Notes were convertible at any time, at the option of Active II or Active III, respectively, into shares of Common Stock. In accordance with the provisions of the September Active Notes, the Issuer issued 342, 3,256, and 544 shares of Common Stock to each of Active II and Active III on October 9, 2001, January 22, 2002, and February 19, 2002, respectively, in lieu of making quarterly interest payments in cash. On January 15, 2002, each of Active II and Active III converted the September Active Notes into 161,290 shares of Common Stock at $1.24 per share. Each of Active II and Active III used working capital to acquire the September Active Notes.

     On October 18, 2001, each of Active II and Active III made loans to the Issuer in the amounts of $75,000, respectively. In consideration for the loans, the Issuer issued Convertible Subordinated Promissory Notes (the "October Active Notes" together with the April Active Notes, July Active Notes, and September Active Notes, the "Active Notes") to each of Active II and Active III for the principal amount of the loans. Each of the October Active Notes were convertible at any time, at the option of Active II or Active III, respectively, into shares of Common Stock. In accordance with the provisions of the October Active Notes, the Issuer issued 1,007 and 204 shares of Common Stock to each of Active II and Active III on January 22, 2002 and February 19, 2002, respectively, in lieu of making the quarterly interest payment in cash. On January 15, 2002, each of Active II and Active III converted the October Active Notes into 60,484 shares of Common Stock at $1.24 per share. Each of Active II and Active III used working capital to acquire the October Active Notes.

     Fundamental is the general partner of Active II and Active III.

     On January 15, 2002, Mr. O'Connor converted $200,000 of the principal amount of a convertible promissory note of the Issuer that was issued on July 7, 2000 (the "July 2000 O'Connor Note") into 161,290 shares of Common Stock at a conversion price of $1.24 per share.

     On April 19, 2001, Mr. O'Connor made a loan to the Issuer in the amount of $91,800. In consideration for the loan, the Issuer issued a Convertible Subordinated Promissory Note (the "April O'Connor Note") to Mr. O'Connor for the principal amount of the loan. The April O'Connor Note was convertible at any time, at the option of Mr. O'Connor, into shares of Common Stock. In accordance with the provisions of the April O'Connor Note, the Issuer issued 974, 1,228, 1,135, and 185 shares of Common Stock to Mr. O'Connor on July 1, 2001, October 9, 2001, January 22, 2002, and February 19, 2002, respectively, in lieu of making quarterly interest payments in cash. On January 15, 2002, Mr. O'Connor converted the April O'Connor Note into 74,032 shares of Common Stock at $1.24 per share.

     On July 11, 2001, Mr. O'Connor made a loan to the Issuer in the amount of $300,000. In consideration for the loan, the Issuer issued a Convertible Subordinated Promissory Note (the "July 2001 O'Connor Note") to Mr. O'Connor for the principal amount of the loan. The July 2001 O'Connor Note was convertible at any time, at the option of Mr. O'Connor, into shares of Common Stock. In accordance with the provisions of the July 2001 O'Connor Note, the Issuer issued 4,045, 3,709, and 606 shares of Common Stock to Mr. O'Connor on October 9, 2001, January 22, 2002, and February 19, 2002, respectively, in lieu of making quarterly interest payments in cash. On January 15, 2002, Mr. O'Connor converted the July 2001 O'Connor Note into 241,935 shares of Common Stock at $1.24 per share.

     On September 30, 2001, Mr. O'Connor made a loan to the Issuer in the amount of $300,000. In consideration for the loan, the Issuer issued a Convertible Subordinated Promissory Note (the "September O'Connor Note") to Mr. O'Connor for the principal amount of the loan. The September O'Connor Note was convertible at any time, at the option of Mr. O'Connor, into shares of Common Stock. In accordance with the provisions of the September O'Connor Note, the Issuer issued 3,709 and 606 shares of Common Stock to Mr. O'Connor on January 22, 2002 and February 19, 2002, respectively, in lieu of making a quarterly interest payment in cash. On January 15, 2002, Mr. O'Connor converted the September O'Connor Note into 241,935 shares of Common Stock at $1.24 per share.

     On October 18, 2001, Mr. O'Connor made a loan to the Issuer in the amount of $150,000. In consideration for the loan, the Issuer issued a Convertible Subordinated Promissory Note (the "October O'Connor Note" together with the July 2000 O'Connor Note, the April O'Connor Note, the July 2001 O'Connor Note, and the September O'Connor Note, the "O'Connor Notes") to Mr. O'Connor for the principal amount of the loan. The October O'Connor Note was convertible at any time, at the option of Mr. O'Connor, into shares of Common Stock. In accordance with the provisions of the October O'Connor Note, the Issuer issued 2,013 and 408 shares of Common Stock to Mr. O'Connor on January 22, 2002 and February 19, 2002, respectively, in lieu of making a quarterly interest payment in cash. On January 15, 2002, Mr. O'Connor converted the October O'Connor Note into 120,968 shares of Common Stock at $1.24 per share.

     On May 10, 2001, the Issuer granted stock options to Mr. Connor to purchase 20,000 shares of Common Stock for $1.60 per share (the "May Stock Options"). The May Stock Options were exercisable at any time and expire on May 10, 2011. On September 30, 2001, the Issuer granted stock options to Mr. Connor to purchase 625 shares of Common Stock for $1.50 per share (the "September Stock Options"). The September Stock Options were exercisable at any time and expire on September 30, 2011. On December 31, 2001, the Issuer granted stock options to Mr. Connor to purchase 625 shares of Common Stock for $1.24 per share (the "December Stock Options" together with the May Stock Options and the September Stock Options, the "Stock Options"). The December Stock Options were exercisable at any time and expire on December 31, 2011.

     Mr. O'Connor used personal funds to acquire the O'Connor Notes and to purchase all of his shares of Common Stock.

Item 4.     Purpose of Transaction.

     The information contained in Item 4 of the Original Filing is hereby amended as follows:

     Active II and Active III acquired the Common Stock and the Active Notes for investment purposes. Mr. O'Connor acquired the Common Stock, the O'Connor Notes, and the Stock Options for investment purposes.

     In the ordinary course of their businesses, the Reporting Persons from time to time review the performance of their investments and consider possible strategies for enhancing value. As part of their ongoing review of their investments in the Common Stock, the Reporting Persons may explore from time to time in the future either separately, together or with others, a variety of alternatives, including without limitation: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Issuer; (e) material changes in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer's business or corporate structure; or (g) any action similar to any of those enumerated above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives which the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions.

Item 5.      Interest in Securities of the Issuer.

     The information contained in Item 5 of the Original Filing is hereby amended as follows:

     Active II is the beneficial owner of 1,083,526 shares of Common Stock, which constitutes 15.0% of the outstanding Common Stock of the Issuer. Active II has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,083,526 shares of Common Stock.

     Active III is the beneficial owner of 1,083,526 shares of Common Stock, which constitutes 15.0% of the outstanding Common Stock of the Issuer. Active III has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,083,526 shares of Common Stock.

     Fundamental, in its capacity as the general partner of Active II and Active III, is the beneficial owner of 2,167,052 shares of Common Stock, which constitutes 30.1% of the outstanding Common Stock of the Issuer. Fundamental has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,167,052 shares of Common Stock.

     Active II, Active III, and Fundamental disclaim beneficial ownership of the shares of Common Stock beneficially held by Mr. O'Connor.

     Mr. O'Connor is the beneficial owner of 1,120,027 shares of Common Stock, which constitute 15.5% of the outstanding Common Stock of the Issuer, considering as currently outstanding 21,250 shares of Common Stock issuable to Mr. O'Connor upon exercise of the Stock Options. Mr. O'Connor has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 1,120,027 shares of Common Stock. Mr. O'Connor disclaims beneficial ownership of the shares of Common Stock beneficially held by Active II, Active III, and Fundamental.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The information contained in Item 6 of the Original Filing is hereby amended as follows:

     The Reporting Persons have orally agreed to vote in the same manner with respect to the adoption of one or more of the alternatives described in Item 4. However, there is no assurance that the Reporting Persons will adopt any such alternatives. Except as described in this Item 6, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.

               1.     Joint Filing Statement.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 5, 2002



                            ACTIVE INVESTORS II, LTD.

                            By: Fundamental Management Corporation,
                                    its General Partner

                            By:  /s/ Damarie Cano
                               --------------------------------------------
                                Damarie Cano, Secretary and Treasurer


                            ACTIVE INVESTORS III, LTD.

                            By: Fundamental Management Corporation,
                                 its General Partner

                            By:  /s/ Damarie Cano
                               --------------------------------------------
                               Damarie Cano, Secretary and Treasurer


                            FUNDAMENTAL MANAGEMENT CORPORATION

                            By:  /s/ Damarie Cano
                               --------------------------------------------
                               Damarie Cano, Secretary and Treasurer


                                 /s/ C. Rodney O'Connor
                               --------------------------------------------
                                     C. Rodney O'Connor

                                    Exhibit

                            Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D. This Joint Filing Agreement shall be included as an exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Agreement this 5th day of March, 2002.

                                   ACTIVE INVESTORS II, LTD.

                                   By: Fundamental Management Corporation,
                                           its General Partner

                                   By:   /s/ Damarie Cano
                                      --------------------------------------
                                      Damarie Cano, Secretary and Treasurer


                                   ACTIVE INVESTORS III, LTD.

                                   By: Fundamental Management Corporation,
                                           its General Partner

                                   By:   /s/ Damarie Cano
                                      --------------------------------------
                                      Damarie Cano, Secretary and Treasurer


                                   FUNDAMENTAL MANAGEMENT CORPORATION

                                   By:   /s/ Damarie Cano
                                      --------------------------------------
                                      Damarie Cano, Secretary and Treasurer


                                         /s/ C. Rodney O'Connor
                                      --------------------------------------
                                             C. Rodney O'Connor